Notice of Exempt Solicitation

NAME OF REGISTRANT: Alphabet Inc.

NAME OF PERSON RELYING ON EXEMPTION: Marcela Pinilla, Zevin Asset Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Oliver Street Suite 806, Boston, MA 02109

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934.

April 21, 2023

Vote FOR Proposal #8 for Report on Lobbying Alignment with the Goals of the Paris Climate Agreement

Dear Fellow Alphabet Shareholders:

Zevin Asset Management and Boston Trust Walden, with the following co-filers: First Affirmative Financial Network, Mr. Daniel Altschuler, Portico Benefit Services, Progressive Asset Management, Socially Responsible Investment Coalition (SRIC), Terra Alpha Investments, The 444S Foundation, The Dominican Sisters of Grand Rapids, The Dominican Sisters of Springfield, IL, The Oneida Nation, The Sisters of Notre Dame de Namur US East-West Province, and The Sisters of the Holy Family (together, the “Proponents”), encourage shareholders to vote FOR Item 8 at the Alphabet Inc. (“Alphabet” or the “Company”) shareholder meeting on June 2, 2023.

The Proposal

The regular examination of the alignment of lobbying activities (direct and indirect) with corporate public commitments and policies is an increasingly important requirement of strong corporate governance. As evidenced below, instances of lobbying misalignment – in particular, lobbying undertaken by trade associations, social welfare organizations, and other nonprofits to which Alphabet affiliates – may serve to obstruct and/or undermine Alphabet’s stated global climate policies, commitments, public policy advocacy, and investments to mitigate its own climate risks.

RESOLVED: Shareholders request the Alphabet Inc. Board of Directors within the next year conduct an evaluation and issue a report (at reasonable cost, omitting proprietary information) describing its framework for identifying and addressing misalignments between Alphabet’s lobbying (directly and indirectly through trade associations and social welfare and nonprofit organizations) and Alphabet’s commitments to mitigate climate impact and its support of the Paris Agreement, which seeks to limit average global warming to no more than 1.5 degrees Celsius by 2030.* The report should include essential elements, such as the criteria used to assess alignment; the strategies used to address any misalignment; and circumstances under which these strategies are implemented.

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* A clerical error led to the year 2030 being referenced in the Proposal, but the Paris Agreement’s goal is in fact to limit warming to 1.5 degrees Celsius by 2050 or sooner.

1.	In response to existing and potential corporate risk exposure, investor support for lobbying transparency and alignment is on the rise.

Reputational risk exposure, and potential damage to shareholder value, has spurred growing investor support worldwide for lobbying transparency from portfolio companies – including emphasis on the transparency and alignment of both direct and indirect policy advocacy.

•	Investor Support. In 2020-21, we saw a groundswell of shareholder support for climate lobbying proposals, averaging 61% support, sending a clear signal to companies that investors are increasingly interested in this issue. Companies appear to be listening. Of the 17 climate lobbying proposals filed in 2022, more than 80% were withdrawn based on negotiated agreements.[1]

•	A Global Standard. The 2022 release of the Global Standard on Responsible Corporate Climate Lobbying[2] demonstrates the consensus among influential global investors on a framework for assessing both direct and indirect corporate lobbying in a relevant, systematic, and credible manner. The Standard is supported by investor networks collectively representing more than 3,800 members and signatories representing more than $130 trillion AUM. 3 4

•	Investor Expectations. The PRI (Principles for Responsible Investment), representing nearly 5,000 signatories with more than $121 trillion in assets, including many of the world's largest asset owners and managers, established expectations for corporate climate lobbying. They state: “We believe that companies should be consistent in their policy engagement in all geographic regions and that they should ensure any engagement conducted on their behalf or with their support is aligned with our interest in a safe climate, in turn protecting the long-term value in our portfolios across all sectors and asset classes.”[5] (emphasis ours)

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1 Welsh, Heidi. Sustainable Investments Institute Engagement Monitor Search. June 24, 2022. Sustainable Investments Institute. https://siinstitute.org/

2 https://climate-lobbying.com/

3 https://climate-lobbying.com/wp-content/uploads/2022/03/PressRelease-FINAL_14March2022_Global-Standard-Responsible-Climate-Lobbying-2.pdf

4 https://climate-lobbying.com/wp-content/uploads/2022/03/2022_investor-statement-of-intent_GlobalStandard-Responsible-Climate-Lobbying.pdf

5 https://www.unpri.org/Uploads/i/k/t/Investor-Expectations-on-Corporate-Climate-Lobbying_en-GB.pdf

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2.	Alphabet’s position as a corporate climate leader underscores the need for processes and disclosures to identify, address, and remedy instances of misalignment across direct and indirect lobbying activity.

Despite the critical role of public policy in the achievement of company and broader societal climate goals,6 Alphabet has funded, continues to fund, and is a member of organizations taking actions that are misaligned with the Company’s stated climate commitments and policy priorities. Below are examples of instances of misalignment between Alphabet’s stated policies, priorities, and commitments and the policy activities of organizations with which it is affiliated.

•	In September 2020, the Company announced a major climate commitment: “by 2030, Google intends to run on carbon-free energy everywhere, at all times.”[7] Also in 2020, Alphabet issued a $5.75 billion green bond.[8] In the Company’s 2022 Sustainability Bond Impact Report, Alphabet disclosed, as of 2022, it had fully allocated the net proceeds, including $22 million to support clean transportation, $1.02 billion allocated to energy efficiency efforts, $1.75 billion allocated to clean energy projects, and $2.47 billion to green buildings.[9]
o	These investments represent the seriousness with which Alphabet is approaching climate risk mitigation and the significance of the resources the company is expending. Yet this commitment is at odds with Alphabet’s continued affiliation with and financial support of organizations, including the American Enterprise Institute, that continue to question accepted climate science and claim measures to address climate risk will be too costly.10 11
•	Alphabet’s 2022 Carbon Disclosure Project (CDP) submission describes the Company’s three-legged strategy to become carbon-free by 2030, one pillar of which is to “work with partners to advocate for smart public policy.”[12] In its Statement in Opposition to the Proposal, Alphabet describes its longstanding support for the Paris Climate Agreement, its participation as an official partner of COP-27, and its “support for public policies that strengthen global climate action efforts through the Paris Agreement.”
o	These leadership commitments are undermined by Alphabet’s public support of organizations that actively lobbied against the Paris Agreement, including Americans for Tax Reform, Taxpayers Protection Alliance, and the Competitive Enterprise Institute.13 14 15

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6 See, e.g., https://www.imf.org/en/Publications/staff-climate-notes/Issues/2021/10/29/Not-Yet-on-Track-to-Net-Zero-The-Urgent-Need-for-Greater-Ambition-and-Policy-Action-to-494808; https://www.ceres.org/resources/reports/blueprint-responsible-policy-engagement-climate-change

7 https://www.gstatic.com/gumdrop/sustainability/247-carbon-free-energy.pdf

8 https://blog.google/alphabet/alphabet-issues-sustainability-bonds-support-environmental-and-social-initiatives/

9 https://www.gstatic.com/gumdrop/sustainability/alphabet-2022-sustainability-bond-impact-report.pdf

10 https://www.aei.org/articles/the-case-for-climate-change-realism/

11 https://www.aei.org/research-products/testimony/comment-letter-proposed-rule-disclosure-of-greenhouse-gas-emissions-and-climate-related-financial-risk/

12 https://kstatic.googleusercontent.com/files/8a4dbf7d1830bd401a89101863d52baf8b3bf8dde97ebd6601fcd695c386d8328b4c9c7f8f64c4a3abafc7183677a4d6e00a09248f892dabc5039c05cde6180d

13 https://www.atr.org/obamas-paris-agreement-all-cost-and-no-benefit-us/

14 https://www.protectingtaxpayers.org/energy/president-trump-should-keep-promise-and-kick-paris-agreement-to-curbside/

15 https://cei.org/mr-president-stop-the-paris-climate-treaty/

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•	In April of 2022, Alphabet released “A Policy Roadmap for 24/7 Carbon-Free Energy”[16] describing a detailed policy agenda for accelerating electricity grid decarbonization. Importantly, the document says, “we will develop partnerships and advocate for policies that accelerate electricity decarbonization across the globe.”[17]
o	Despite this stated commitment, Alphabet continues to be affiliated with organizations, including the California Chamber of Commerce[18], US Chamber of Commerce (the “Chamber”)[19], and the Business Roundtable,[20] that are identified as having negative track records regarding climate policy lobbying.

In its Statement in Opposition to the Proposal, Alphabet describes some internal engagement efforts to advocate from within its member organizations, including the Chamber. The company presents this as an example of effective trade association engagement. While the Chamber has recently adjusted its public statements to express high-level support for the Paris Agreement, its actual track record on lobbying shows the organization continues to oppose nearly all legislation that could significantly reduce greenhouse gas emissions.21 The Chamber has been assigned an E- rating, the second-worst available, by the climate policy research organization InfluenceMap.22 Among many other actions,23 the Chamber sued and obtained a stay of the Clean Power Plan, Environmental Protection Agency (“EPA”) rules that would have reduced GHG emissions from coal-fired power plants.24 It also supported rules adopted by the National Highway Traffic Safety Administration and EPA in 2019 to pre-empt California’s stronger emissions standards for cars and light trucks.25 More recently, in 2022, the Chamber actively lobbied against the Inflation Reduction Act, the most ambitious climate policy legislation in U.S. history.26 It opposed its precursor as well—the Build Back Better Act.

3.	Alphabet’s current disclosure is incomplete and inadequate to enable reasonable risk evaluation by investors.

In response to rising investor interest, corporate lobbying disclosure is evolving and strengthening. Companies are increasingly issuing reports describing organizational affiliations, political expenditures, direct and indirect lobbying activities, and the evaluation of public policy positions to ensure alignment. The Company strengthening its oversight processes and disclosure with regards to climate policy advocacy will not only help shareholders understand how Alphabet is identifying and addressing risks presented by misalignment, but also may serve to protect the credibility of Alphabet’s leadership on climate.

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16 https://www.gstatic.com/gumdrop/sustainability/policy-roadmap-carbon-free-energy.pdf

17 https://cloud.google.com/blog/topics/sustainability/a-policy-roadmap-for-achieving-247-carbon-free-energy

18 https://lobbymap.org/influencer/California-Chamber-of-Commerce-5bd0824487d9cdacdc577e0af93089ed/EN/projectlink/California-Chamber-of-Commerce-in-Climate-Change-ab503d99014220deae142d8e6e7b259d

19 https://lobbymap.org/influencer/US-Chamber-of-Commerce/EN/projectlink/US-Chamber-of-Commerce-In-Climate-Change

20 https://lobbymap.org/influencer/Business-Roundtable/EN/projectlink/Business-Roundtable-In-Climate-Change

21 file:///C:/Users/klang/Downloads/IM_USChamberBriefing_March16_2022.pdf

22 https://ca100.influencemap.org/Industry-Associations

23 https://www.changethechamber.org/the-facts

24 https://www.reuters.com/article/us-usa-court-carbon-idUSKCN0VI2A0

25 See https://eelp.law.harvard.edu/2018/08/cafe-standards-and-the-california-preemption-plan/; https://www.nhtsa.gov/sites/nhtsa.gov/files/2021-12/CAFE-Preemption-Final-Rule-Web-Version-tag.pdf, at 4.

26 https://www.uschamber.com/economy/coalition-letter-on-the-inflation-reduction-act

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Trade association disclosure. Alphabet does not adequately disclose its relationships with and funding provided to trade associations, nonprofits, social welfare organizations, and other organizations that engage in public policy advocacy. Such disclosures are relevant to investors and stakeholders seeking to understand and assess the consistency of Alphabet’s climate policy positions. Alphabet’s disclosure does not currently provide the following: the criteria guiding the disclosure of its organizational affiliations (e.g., type, level of financial support); designation of the type of organization listed (e.g., trade associations, social welfare groups, nonprofit); the dues or fees paid to these organizations, nor the portion of those fees associated with lobbying activity; and details of Alphabet’s leadership positions or Committee roles within these organizations.

•	Companies, including AT&T27, Boston Scientific[28], and Johnson & Johnson[29], have expanded disclosures to include trade association payments, as well as the amounts of those payments used for lobbying. For example, AT&T discloses affiliations with trade associations, 501(c)(6) organizations, and 501(c)(4) organizations, and any financial contributions that are associated with lobbying activity.

Policy alignment due diligence. In its Statement in Opposition to the Proposal, Alphabet states, “Our Board and senior management team oversees our corporate political activity to ensure appropriate policies and practices are in place and serving the interest of our stockholders.” Alphabet does not, however, disclose its framework for identifying and addressing instances of misalignment. If such a comprehensive due diligence process for analyzing policy alignment exists internally within Alphabet, it should be disclosed to shareholders.

•	Companies such as Unilever and Bayer have expanded disclosures of their due diligence processes to determine instances of misalignment when examining the climate policy positions of their respective trade associations. Bayer, for example, provides a detailed explanation of its alignment assessment method, the criteria it applies in its assessment, and its two-phased escalation process to address identified instances of policy misalignment. [30] Unilever describes its support of the Paris Agreement and sets expectations that all of its trade associations be aligned with the intent of these policies, and states, “ if our views and those of an association cannot be reconciled, then we will be prepared to withdraw our membership.” [31]

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27 https://about.att.com/csr/home/governance/political-engagement.html

28 https://www.bostonscientific.com/en-US/corporate-social-responsibility/practices/policy-advocacy.html

29 https://www.investor.jnj.com/2022-trade-associations

30 https://www.bayer.com/sites/default/files/Bayer%20Industry%20Association%20Climate%20Review%202021_0.pdf

31 https://www.unilever.com/planet-and-society/responsible-business/engaging-with-stakeholders/

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Lobbying alignment disclosure. Alphabet does not disclose whether its climate-related lobbying — whether done directly or indirectly — aligns with the goals of the Paris Agreement or Alphabet’s own carbon-free energy target.

•	Companies such as BP32, Ford Motor Company[33], General Motors[34], and Shell[35] now provide reports assessing the alignment between company positions on climate change and the positions and lobbying activities of their key trade associations. Shell, for example, includes within its disclosures a detailed account of all key industry associations’ climate policy positions, and a summary of their policy influence activities.

The regular examination of the alignment of lobbying activities (direct and indirect) with the Company’s public climate commitments and policies can strengthen Alphabet’s corporate governance, maintain its reputation and credibility as a corporate climate leader, and protect shareholder value.

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In Conclusion

We urge you to vote FOR item 8. If you have any questions, please contact Marcela Pinilla at marcela@zevin.com.

Sincerely,

Marcela Pinilla	Kristen Lang
Director of Sustainable Investing	Deputy Director, ESG Investing
Zevin Asset Management	Boston Trust Walden

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; you should vote your proxy in accordance with the instructions in Alphabet’s proxy statement.

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32 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

33 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/Political-Disclosure-Report-2021.pdf

34 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc

35 https://ca100.influencemap.org/site//data/000/020/Shell-Review-Scorecard-May22.pdf

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